UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 16, 2016

Fourth Quarter 2015 Earnings Release For more information please visit www.cementospacasmayo.com.pe/investors or contact: In New York:  Hugh Collins MBS Value Partners Tel: (212) 223-4632 E‐mail: hugh.collins@mbsvalue.com In Lima: Manuel Ferreyros, CFO Claudia  Bustamante, Head of Investor Relations Cementos Pacasmayo  Tel: (511) 317‐6000 ext. 2165 E‐mail: cbustamante@cpsaa.com.pe

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Fourth Quarter 2015

Lima, Peru, February 16, 2015 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the fourth quarter (“4Q15”) and full year (“2015”) ended December 31, 2015. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

4Q15 Highlights
(All comparisons are to 4Q14, unless otherwise stated)

●	Revenues rose 8.7% to S/ 351 million
●	Consolidated EBITDA of S/ 111.6 million, up 8.1%, excluding the impact of S/ 10.4 million in extraordinary income in 4Q14;
●	Net income of S/ 59.8 million, down 1.9% excluding the impact of extraordinary income in 4Q14
●	Gross margin decreased to 42.6% in 4Q15 from 44.9% in 4Q14, due to a temporary increase in use of imported clinker to meet higher demand

2015 Highlights
(All comparisons are to 2014 unless otherwise stated)

●	Revenues remained stable
●	Consolidated EBITDA increased 7.3% to S/ 380.9 million, excluding S/ 8.8 million of extraordinary income in 2Q15 and S/ 10.4 million extraordinary income in 4Q14
●	Net income increased 13.0%, excluding the impact of extraordinary income in 4Q14 and 2Q15
●	Gross margin increased to 43.5% in 2015 from 41.7% in 2014

	Financial and Operating Results
	4Q15	4Q14	% Var.		2015	2014	% Var.
In millions of S/
Sales of goods	351.0	323.0	8.7%		1231.0	1242.6	-0.9%
Gross profit	149.6	145.1	3.1%		535.3	518.4	3.3%
Operating profit	91.7	96.4	-4.9%		318.9	300.5	6.1%
Net Income	59.8	67.5	-11.4%		211.7	188.8	12.1%
Net income of controller	60.8	69.3	-12.3%		215.5	192.8	11.8%
Consolidated adjusted EBITDA	111.6	113.6	-1.8%		389.7	365.3	6.7%
Cement EBITDA*	114.4	117.3	-2.5%		401.7	377.1	6.5%
Gross Margin	42.6%	44.9%	-2.3	pp.	43.5%	41.7%	1.8	pp.
Operating Margin	26.1%	29.8%	-3.7	pp.	25.9%	24.2%	1.7	pp.
Net Income	17.0%	20.9%	-3.9	pp.	17.2%	15.2%	2.0	pp.
Net Income of Controller Margin	17.3%	21.5%	-4.2	pp.	17.5%	15.5%	2.0	pp.
Consolidated adjusted EBITDA Margin	31.8%	35.2%	-3.4	pp.	31.7%	29.4%	2.3	pp.
Cement EBITDA Margin	32.6%	36.3%	-3.7	pp.	32.6%	30.3%	2.3	pp.

Management Comments

Results for the fourth quarter of 2015 show that Cementos Pacasmayo is once again executing its strategy to be a high-margin cement producer supplying the growing Peruvian market. Cement volumes rose close to 9% in the quarter, benefiting from the anticipated increase in demand from the public sector. Crucially, we were able to supply a portion of this cement from our new Piura facility, the most advanced cement facility in Latin America. These factors led to positive year-on-year financial comparisons, with revenue rising 8.7% and EBITDA up more than 10%, excluding the impact of extraordinary non-operating income booked in 4Q14.  Gross margin for the quarter was lower, as a result of a temporary increase in the use of imported clinker to meet higher demand. We expect to cease importing clinker in the first quarter of 2016, when clinker capacity at Piura will finish the ramp up period

Results for the full year demonstrate our ability to maintain positive financial results even in challenging operating environments. Throughout 2015, we implemented strict cost-control measures both in production and in SG&A. As a result, we had positive financial results, despite a fall in full-year cement volumes due to weak public sector demand in the first half of the year. We increased full year 2015 Adjusted EBITDA by 7.4% and gross margin expanded 180 basis points to 43.5%.

The demand environment in the Northern region of Peru continues its recent improvement. We have seen progress in the three large infrastructure projects in our zone of operation, as well as some spending on preparation for El Niño. The self-construction market, which accounts for approximately 55% of total volume, remains stable to slightly improved. We expect to see continued progress in infrastructure spending throughout 2016, which will have benefits for the construction sector and for the economy as the whole.

Our outlook for 2016 is cautiously optimistic. Economic growth and cement demand are expected to show positive comparisons against 2015, while the official forecast points towards an El Niño that will be more moderate than previously expected. We will continue to reap the benefits of the cost-control measures executed in 2015, while the ramp-up of Piura and the increased clinker production will have a further positive impact on our results and margins. We look forward to keeping the market updated as we move through the year.

Economic Overview for 4Q15:

GDP growth for 2015 is projected at 2.9% according to Apoyo Consultoría, compared with 2.4% in 2014, with a further acceleration in 2016.

During 4Q15, expenditure from regional governments experienced a significant increase after a very weak start of the year.  This led to increased cement demand, especially in the regions outside of Lima, which had experienced the most significant decrease during the first 9 months of the year.

It is important to mention that the Consumer Confidence Index, which can be a good indicator of cement demand, reached 59 points in November (anything above 50 is optimistic), compared with 56 points in November 2014.

2016 is a particularly political year due to general presidential and parliamentary elections between April and June. Recent polls showed that the top 5 are candidates are those that could guarantee the continuity of the current economic model, and the ability to undertake reforms to improve the macroeconomic indicators.

Source: Ministry of Economy, Apoyo Consultoría, BCRP

8,703 -28.3 -19.8 -22 1.8 -4.4 -5.8 -8.7 -28.5 1.6 -22.9 2.2 25.9 -100 -80 -60 -40 -20 0 20 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 jan feb mar apr may jun jul aug sep oct nov dec Execution of Public Spending 2015 vs 2014 (% ) Execution (S/. Mm) % Var. 15 vs. 14 584 1,331 1,614 2,315 2,191 2,046 2,827 1,603 2,294 2,363 2,837

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos
Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”).  Despite sustained growth in the last 10 years, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Source: INEI

Northern Region (thousands of metric tons) Plant 2011 2012 2013 2014 % share C. Pacasmayo 1,748 2,045 2,110 2,051 2,011 17.9% C. Selva 196 200 240 296 290 2.6% Imports 47 29 34 40 20 0.2% Total 1,991 2,274 2,384 2,387 2,321 20.7% Central Region (thousands of metric tons) Plant 2011 2012 2013 2014 % share UNACEM 4,709 5,315 5,612 5,701 5,565 49.7% Caliza Inca 104 157 288 383 360 3.2% Imports 351 409 465 461 507 4.5% Total 5,164 5,881 6,365 6,545 6,432 57.4% Southern Region (thousands of metric tons) Plant 2011 2012 2013 2014 % share Grupo Yura 1,709 2,203 2,515 2,600 2,461 21.9% Total 1,709 2,203 2,515 2,600 2,461 21.9% Total Regions 8,864 10,358 11,264 11,532 11,214 100.0% Nov-2015 LTM Nov-2015 LTM Peruvian Cement Market Shipments by Plant and Market Share Selva Pacasmayo UNACEM Caliza Inca Sur Yura Source: INEI

Main Infrastructure Projects in the Area of Influence:

Infrastructure spending in 2015 is expected to have totaled around $6 billion, and to be one of the main drivers of growth for 2016, according to Apoyo Consultoría.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, there are three projects in the execution phase.

●
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of December 31, 2015, around 26% of the total cement needed has been shipped.

●	Chavimochic Project – Small shipments began in 3Q15. As of December 31, 2015, 5.5% of the total demand for the project had been shipped.

●
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of December 31, 2015, the Company estimates that around 60% of the total demand for the project has been shipped.

Over US$23 billion (1) are expected to be invested within the next 5 years in the Northern Region of Peru, from which ~US$7 billion are already in excecution or in public bid Upgrade Talara Refinery US$3,500 MM Airports (2) US$100 MM Bayovar Expansion US$200 MM Ports (3) US$900 MM Longitudinal De La Sierra Highway US$552 MM In Execution Public Bid Planning Source: Proinversion, MINEM. (1) Including US$7.5 billion of projects in staby-by. Chavimochic US$700 MM Del Norte Highway US$400 MM Michiquillay US$700 MM New City of Olmos US$150 MM DelSol Highway US$400 MM La Granja US$1,000 MM Galeno US$2,500 MM Yurimaguas Port US$66 MM Hydro Plant Balsas US$1,200 MM Hydro Plant Cumba 4 US$970 MM HydroPlant Veracruz US$1,000 MM Canariaco US$1,600 MM AltoPiura US$200 MM

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	4Q15	4Q14	% Var.	2015	2014	% Var.
Planta Pacasmayo	469.8	537.1	-12.5%	1,884.3	2,053.8	-8.3%
Planta Rioja	80.4	83.1	-3.2%	287.5	296.4	-3.0%
Planta Piura	121.6	-	N/R	161.3	-	N/R
Total	671.8	620.2	8.3%	2,333.1	2,350.2	-0.7%

Cement production volume at the Pacasmayo plant in 4Q15 decreased 12.5% compared to 4Q14, mainly due to the beginning of cement production in the Piura plant. During 2015, production decreased 8.3% compared to 2014, mainly due to lower cement demand during the first half of the year, and the beginning of cement production in Piura during 4Q15.

Cement production volume at the Rioja Plant decreased 3.2% in 4Q15 compared to 4Q14 and 3% in 2015 compared to 2014, mainly due to lower demand in the region.

With the new cement plant in Piura in production, total cement volumes in 4Q15 increased 8.3% compared to 4Q14, and decreased 0.7% in 2015 compared to 2014.

Clinker Production Volume
(thousands of metric tons)

	Production
	4Q15	4Q14	% Var.	2015	2014	% Var.
Planta Pacasmayo	246.1	260.9	-5.7%	967.0	1013.9	-4.6%
Planta Rioja	64.2	64.4	-0.3%	234.9	227.6	3.2%
Total	310.3	325.3	-4.6%	1201.9	1241.5	-3.2%

Clinker production volume at the Pacasmayo plant in 4Q15 decreased 5.7% when compared to 4Q14. In 2015, clinker production volume in this plant decreased 4.6% compared to 2014. Likewise, during 4Q15, 180,172 MT of imported clinker were consumed, 139.6% more than the 75,207MT used in 4Q14. This was due to the higher demand posted in 4Q15. During 2015, 415,512 MT of imported clinker were consumed, 6.3% less than the 443,526MT consumed in 2014. The Company expects to stop using imported clinker once the Piura ramp up has been completed.

Clinker production volume at the Rioja plant remained stable in 4Q15 compared to 4Q14. In 2015, production increased 3.2% compared to 2014, mainly explained by a higher production for inventory purposes during 1Q15.

Quicklime Production Volume
(thousands of metric tons)

	Production
	4Q15	4Q14	% Var.	2015	2014	% Var.
Pacasmayo Plant	20.7	25.2	-17.9%	97.8	100.5	-2.7%

Quicklime production volume decreased 17.9% in 4Q15 compared to 4Q14, in line with a decrease in demand. During 2015, quicklime production volume decreased 2.7% compared to 2014, in line with decreased demand during the second half of the year which offset growth during the first half.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo and Rioja plants was stable at 2.9 million MT and 440,000 MT respectively. As of 4Q15, the annual installed cement capacity at the Piura plant is 1.6 million MT.

The annual installed clinker capacity at the Pacasmayo and Rioja plants remained stable at 1.5 million MT and 280,000 MT respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	4Q15	4Q14	% Var.		2015	2014	% Var.
Cement	64.8%	74.1%	-9.3	pp.	65.0%	70.8%	-5.8	pp.
Clinker	65.6%	69.6%	-4.0	pp.	64.5%	67.6%	-3.1	pp.
Quicklime	34.5%	42.0%	-7.5	pp.	40.8%	41.9%	-1.1	pp.

The utilization rate of cement production at the Pacasmayo plant decreased 9.3 percentage points in 4Q15 compared to 4Q14, and decreased 5.8 percentage points in 2015 compared to 2014. This reflected lower demand during the first half of the year and the beginning of operations in the Piura plant during 4Q15.

The utilization rate of clinker production in 4Q15 was 4.0 percentage points lower than in 4Q14, and 3.1 percentage point lower in 2015 compared to 2014, mainly due to lower demand during the first half of the year.

Additionally, the utilization rate of quicklime production decreased 7.5 percentage points during 4Q15, compared with 4Q14, and 1.1 percentage points in 2015 compared with 2014, in line with decreased demand.

1 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	4Q15	4Q14	% Var.		2015	2014	% Var.
Cement	73.1%	75.5%	-2.4	pp.	65.3%	67.4%	-2.1	pp.
Clinker	91.6%	92.0%	-0.4	pp.	83.9%	81.3%	2.6	pp.

The utilization rate of cement production at the Rioja plant was 73.1% in 4Q15, slightly below 4Q14.

The utilization rate of clinker production at the Rioja plant remained stable in 4Q15 compared to 4Q14, reaching 91.6%.

Piura Plant Utilization Rate

	Utilization Rate
	4Q15	4Q14	% Var.	2015	2014	% Var.
Cement	30.4%	-	N/R	30.4%	-	N/R

The utilization rate of cement production at the Piura plant was 30.4% in 4Q15, and will increase once the clinker production ramps up.

New Cement Plant in Piura

During 4Q15 the ramp up of cement production continued in the new cement plant in Piura. The first ton of cement from the Piura facility was produced and shipped September 17, 2015. This was a very important milestone for the Company, which has been investing in this project since 2012 and can now begin to reap the benefits of this investment.

The startup of the plant has gone as planned, reaching its desired production capacity level, with all of the cement related equipment working optimally.

The new plant improves the Company’s competitive position in the northern region of Peru. With production from three plants, the Company is able to serve its market more efficiently. This state-of-the-art plant is the most modern in Latin America. It also reduces transportation costs by enabling the dispatching of cement from plants within closer proximity to the point of sale. Once the clinker production is operational during 1Q16, the Company will achieve significant efficiencies at the consolidated level due to the elimination of imported clinker and the use of more advanced production technology.

As of December 31, 2015, the Company has invested approximately US$ 353.7 million in the project. It is important to highlight that at this point the project is under budget, with a total estimated investment below the original budget of US$ 386 million.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	4Q15	4Q14	% Var.	2015	2914	% Var.
Sales of goods	351.0	323.0	8.7%	1,231.0	1,242.6	-0.9%
Gross Profit	149.6	145.1	3.1%	535.3	518.4	3.3%
Total operating expenses, net	-57.8	-48.7	18.7%	-216.4	-217.9	-0.7%
Operating Profit	91.7	96.4	-4.9%	318.9	300.5	6.1%
Total other expenses, net	-5.6	-7.4	-24.3%	-21.0	-34.3	-38.8%
Profit before income tax	86.2	89.1	-3.3%	297.9	266.3	11.9%
Income tax expense	-26.3	-21.5	22.3%	-86.2	-77.5	11.2%
Net Income	59.8	67.5	-11.4%	211.7	188.8	12.1%
Non-controlling interests	-1.0	-1.7	-41.2%	-3.9	-4.0	-2.5%
Net Income of controller	60.8	69.3	-12.3%	215.5	192.8	11.8%

Profit for the period decreased 11.4% during 4Q15 compared to 4Q14, mainly due to an extraordinary income of S/ 10.4 million in 4Q14. Excluding that effect, net income would have decreased only 1.9%. During 2015, net income increased 12.1%, mainly due to a higher gross profit thanks to effective cost cutting initiatives, and a favorable effective exchange rate impact due to a better management of foreign currency risk. As of December 31, 2015, the Company had cross currency swap contracts for all of its US$ 300 million dollar denominated debt.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	4Q15	4Q14	% Var.		2015	2014	% Var.
Sales of goods	318.1	283.9		12.0%	1,089.2	1,085.4		0.4%
Cost of Sales	-173.4	-142.8		21.4%	-572.0	-578.9		-1.2%
Gross Profit	144.7	141.1		2.6%	517.2	506.5		2.1%
Gross Margin	45.5%	49.7%	-4.2	pp.	47.5%	46.7%	0.8	pp.

Sales of cement, concrete and blocks increased 12.0% during 4Q15 compared to 4Q14, as demand from the public sector increased sharply. Gross margin decreased 4.2 percentage points during 4Q15 compared to 4Q14, mainly due a higher use of imported clinker, and a higher production cost due to low capacity utilization as the ramp up process in Piura continues.

During 2015 sales of cement, concrete and blocks remained stable compared to 2014. Likewise, gross margin remained stable during 2015 compared to 2014.

Sales of cement represented 83.2% of cement, concrete and block sales during 4Q15.

	Cement
	4Q15	4Q14	% Var.	2015	2014	% Var.
Sales of goods	264.7	246.0	7.6%	928.7	929.5	-0.1%
Cost of Sales	-137.2	-116.8	17.5%	-460.2	-471.4	-2.4%
Gross Profit	127.5	129.2	-1.3%	468.5	458.1	2.3%
Gross Margin	48.2%	52.5%	-4.3 pp.	50.4%	49.3%	1.1 pp.

Sales of cement increased 7.6% in 4Q15 compared to 4Q14, reflecting the improvement in cement demand in the northern market. Gross margin decreased 4.3 percentage points in 4Q15 compared to 4Q14 due to higher production costs in Piura during the ramp up and start up process. During 2015, cement sales remained stable compared to 2014. However, gross margin improved by 1.1 percentage points in 2015 compared to 2014. This was mainly driven by an improvement in the clinker/cement ratio and sustained operational efficiencies and lower use of imported clinker.

Sales of concrete represented 13.1% of cement, concrete and block sales during 4Q15.

	Concrete
	4Q15	4Q14	% Var.	2015	2014	% Var.
Sales of goods	41.7	30.9	35.0%	123.9	124.0	-0.1%
Cost of Sales	-28.2	-20.9	34.9%	-87.9	-85.1	3.3%
Gross Profit	13.5	10.0	35.0%	36.0	38.9	-7.5%
Gross Margin	32.4%	32.4%	0.0 pp.	29.1%	31.4%	-2.3 pp.

Sales of concrete increased 35% during 4Q15 compared to 4Q14, reflecting the increased demand from infrastructure projects. Gross margin remained stable during 4Q15 compared to 4Q14. Sales remained stable in 2015 compared to 2014, due to the significant increase in sales during 4Q15, and a sustained increase in prices during the year. Gross margin decreased 2.3 percentage points in 2015 compared to 2014, mainly explained by a decrease in sales volume due to delays in medium and large infrastructure projects during the first 6 months of the year.

Sales of blocks represented 3.7% of cement, concrete and block sales during 4Q15.

	Blocks, bricks and pavers
	4Q15	4Q14	% Var.	2015	2014	% Var.
Sales of goods	11.7	6.9	69.6%	36.5	31.9	14.4%
Cost of Sales	-8.1	-5.0	62.0%	-23.9	-22.4	6.7%
Gross Profit	3.6	1.9	N/R	12.6	9.5	32.6%
Gross Margin	30.8%	27.5%	3.3 pp.	34.5%	29.8%	4.7 pp.

During 4Q15, blocks, bricks and pavers sales increased 69.6% compared to 4Q14 and gross margin improved 3.3 percentage points, mainly due to greater sales for infrastructure projects. In 2015, sales increased 14.4% compared to 2014 and gross margin improved 4.7 percentage points compared to 2014, mainly due to the higher margin from products provided to infrastructure projects.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	4Q15	4Q14	% Var.	2015	2014	% Var.
Sales of goods	10.2	15.3	-33.3%	64.1	61.1	4.9%
Cost of Sales	-6.4	-12.0	-46.7%	-49.0	-52.0	-5.8%
Gross Profit	3.8	3.3	15.2%	15.1	9.0	N/R
Gross Margin	37.3%	21.6%	15.7 pp.	23.6%	14.7%	8.9 pp.

Quicklime sales decreased 33.3% in 4Q15 compared to 4Q14, mainly due to a decrease in demand. However, gross margin increased 15.7 percentage points during 4Q15 compared to 4Q14, mainly due to higher sales of refined quicklime which has a higher price. During 2015, sales increased 4.9% compared to 2014, mainly due to an increase in sales volume during the first 6 months of the year, as well as a sustained increase in sales of the higher priced product during the year. Likewise, gross margin increased 8.4 percentage points in 2015 compared to 2014 mainly due to operational efficiencies and prices.

Sales: Construction Supplies2
(in millions of Soles S/)

	Construction Supplies
	4Q15	4Q14	% Var.	2015	2014	% Var.
Sales of goods	21.3	23.8	-10.5%	75.6	95.4	-20.8%
Cost of Sales	-20.6	-23.2	-11.2%	-73.1	-92.5	-21.0%
Gross Profit	0.7	0.6	16.7%	2.5	2.9	-13.8%
Gross Margin	3.3%	2.5%	0.8 pp.	3.3%	3.0%	0.3 pp.

During 4Q15, sales of construction supplies decreased 10.5% compared to 4Q14, and 20.8% in 2015 compared to 2014, mainly due to lower demand, in line with the rest of the construction sector, and increased competition which resulted in lower prices.  Gross margin during 4Q15 and 2015 remained stable compared to 4Q14 and 2014 respectively.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	4Q15	4Q14	% Var.	2015	2014	% Var.
Personnel expenses	13.4	22.9	-41.5%	97.2	100.5	-3.3%
Third-party services	18.1	19.4	-6.7%	60.7	64.4	-5.7%
Board of directors compensation	2.0	0.5	N/R	7.1	4.9	44.9%
Depreciation and amortization	3.3	3.7	-10.8%	12.0	12.6	-4.8%
Other	2.5	4.1	-39.0%	11.6	12.5	-7.2%
Total	39.3	50.6	-22.3%	188.6	194.9	-3.2%

During 4Q15 administrative expenses decreased mainly due to a decrease in personnel expenses mainly because of lower taxable income and an accounting reclassification.

During 2015, administrative expenses decrease 3.2%, mainly due to decreases in personnel expenses and third party services, which were both lowered in line with our expenses cutting initiatives during the year.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	4Q15	4Q14	% Var.	2015	2014	% Var.
Personnel expenses	4.4	4.1	7.3%	16.2	15.4	5.2%
Advertising and promotion	2.0	1.8	11.1%	8.4	9.7	-13.4%
Other	2.2	1.5	46.7%	6.5	5.4	20.4%
Total	8.6	7.4	16.2%	31.1	30.5	2.0%

During 4Q15 selling expenses increased 7.3% compared to 4Q14, in line with the increase in sales. During 2015 selling expenses remained stable compared to 2014.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	4Q15	4Q14	Var %.	2015	2014	Var %.
Net Income	59.8	67.5	-11.4%	211.7	188.8	12.1%
+ Income tax expense	26.3	21.5	22.3%	86.2	77.5	11.2%
- Finance income	-0.7	-4.4	-84.1%	-3.5	-11.7	-70.1%
+ Finance costs	11.4	6.5	75.4%	36.8	31.2	17.9%
+/- Net (loss) gain from exchange rate	-5.1	5.3	N/R	-12.3	14.8	N/R
+ Depreciation and Amortization	19.9	17.2	15.7%	70.8	64.8	9.3%
Consolidated adjusted EBITDA	111.6	113.6	-1.8%	389.7	365.3	6.7%
EBITDA from FdP y Salsud *	2.8	3.6	-22.2%	12.0	11.8	1.7%
Cement EBITDA	114.4	117.2	-2.4%	401.7	377.1	6.5%

*   Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

During 4Q15, consolidated EBITDA decreased 1.8% to S/ 111.6 million compared to S/ 113.6 million in 4Q14, mainly as a result of an S/ 10.4 million extraordinary income during 4Q14. Excluding this effect, the increase in EBITDA would have been 8.1%. During 2015 EBITDA increased 6.7% compared to 2014, mainly as a result of higher gross profit, as well as the administrative expenses reduction policy. Excluding extraordinary income in 2Q15 and 4Q14, the variation would have been 7.3%.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of December 31, 2015, the Company’s cash position was S/ 158.0 million (US$ 46.4 million). This balance includes certificates of deposit for S/ 110.2 million (US$ 32.3 million), distributed as follows:

Certificates of deposits in Soles

Certificates of deposits in US Dollars

Bank	Amount (USD)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	USD 25.0	0.30%	December 18,2015	January 21, 2016

	USD 25.0

The remaining balance of S/ 47.8 million (US$ 14.0 million) is held mainly in the Company’s bank accounts, of which US$ 4.1 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	46.0	92.1	92.1	115.3	345.5
Total	46.0	92.1	92.1	1,028.6	1,258.8

As of December 31, 2015, the Company’s total outstanding debt reached S/ 1,023.3 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of December 31, 2015, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is  S/ 913.3 million (US$ 267.8 million).

Net Adjusted Debt/EBITDA ratio was 1.9x

Capex

Capex
(in millions of Soles S/)

During 2015, the Company invested S/ 490.8 million (US$ 143.9 million), allocated to the following projects:

Projects	2015
New Piura Plant	415.7
Pacasmayo Plant Projects	11.2
Construction of diatomite brick plant	10.5
Concrete and aggregates equipment	9.6
Phosphate Project	37.4
Rioja Plant Projects	6.2
Other investing activities	0.2
Total	490.8

Projects

Fosfatos del Pacífico S.A.

In December 2011, the Company sold a 30% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement), in which it commits to acquire 2 million MT of phosphate per year with the option to buy an additional 0.5 million MT per year. The agreement has a term of 20 years.

Fosfatos del Pacifico hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Fosfatos del Pacifico hired the main engineering companies (Hatch, Ausenco and WorleyParsons) according to experience and knowledge in various areas. Within the main scope of this value engineering are the change in the methodology of mining, from a conventional mining to a continuous mining system, thereby making the mining process more efficient; the reduction of the footprint of the processing plant without reducing capacity; and size reduction of the port according to the capacity requirements of the project.

In March 2014, the environmental impact study for the phosphate project was approved. This is an important milestone in the development of the project and reflects the Company’s commitment to its execution.

In April 2015, the onsite Laboratory was certified as Overseas Member of the Association of Fertilizer and Phosphate Chemists and ISO 9001.

During 2015 the project incorporated the value engineering findings, from a conceptual level to a basic engineering level, which allowed for a more accurate analysis of the project. In order to integrate the engineering efforts of the different components of the project, through a bidding process, Pacasmayo hired WorleyParsons to act as “Project Management Consultant”, a position it will hold throughout the engineering process, as well as during the procurement, construction, and start of operations.

The feasibility study was concluded at the end of 2015 and the Company is currently evaluating next steps.

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by the German company, K-Utec AG Salt Technologies, which has over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

Recent Events

Investment Grade by Fitch Ratings – In January 2016, Fitch Ratings affirmed the ratings of Cementos Pacasmayo S.A.A. (Pacasmayo) at 'BBB-'. The Rating Outlook remains Stable.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 57 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.411 per US$ 1.00, which was the exchange rate, reported as of December 31, 2015 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated statements of financial position
As of December 31, 2015 and 2014

Assets	As of Dec-15	As of Dec-14
Current Assets	S/.(000)	S/.(000)
Cash and term deposits	158,007	580,499
Trade and other receivables	110,897	110,843
Income tax prepayments	44,910	15,042
Inventories	307,478	324,070
Prepayments	7,188	4,367
	628,480	1,034,821

	As of Dec-15	As of Dec-14
Non-current assets	S/.(000)	S/.(000)
Other receivables	64,145	53,948
Prepayments	1,432	2,268
Available-for-sale financial investments	436	744
Other financial instruments	124,770	12,251
Property, plant and equipment	2,490,815	2,060,976
Exploration and evaluation assets	81,862	57,740
Deferred income tax assets	21,077	17,175
Other assets	777	981
	2,785,314	2,206,083

Total assets	3,413,794	3,240,904

Liabilities and equity	As of Dec-15	As of Dec-14
Current liabilities	S/.(000)	S/.(000)
Trade and other payables	170,761	137,569
Income tax payable	3,906	8,720
Provisions	28,880	53,826
	203,547	200,115

	As of Dec-15	As of Dec-14
Non-current liabilities	S/.(000)	S/.(000)
Interest-bearing loans and borrowings	1,012,406	883,564
Other non-current provisions	32,638	657
Deferred income tax liabilities	119,069	85,883
	1,164,113	970,104

Total liabilities	1,367,660	1,170,219

Equity	As of Dec-15	As of Dec-14
	S/.(000)	S/.(000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Treasury shares	-108,248	-
Additional paid-in capital	553,466	553,791
Legal reserve	176,458	154,905
Other reserves	11,649	5,144
Retained earnings	727,765	696,736

Equity attributable to equity holders of the parent	1,943,054	1,992,540
Non-controlling interests	103,080	78,145

Total equity	2,046,134	2,070,685

Total liabilities and equity	3,413,794	3,240,904

Consolidated statements of profit or loss
For the three and twelve-month periods ended December 31, 2015 and 2014

	4Q15	4Q14	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Sales of goods	350,984	323,032	1,231,015	1,242,579
Cost of sales	-201,420	-177,888	-695,757	-724,148
Gross profit	149,564	145,144	535,258	518,431

Operating expenses
Administrative expenses	-39,446	-50,506	-188,591	-194,855
Selling and distribution expenses	-8,971	-7,415	-31,481	-30,534
Net gain on sale of available-for-sale financial investment	0	10,397	0	10,537
Other operating expenses, net	-9,431	-1,185	3,701	-3,040
Total operating expenses , net	-57,848	-48,709	-216,371	-217,892

Operating profit	91,716	96,435	318,887	300,539

Other income (expenses)
Finance income	721	4,474	3,478	11,705
Finance costs	-11,351	-6,498	-36,807	-31,196
Loss from exchange difference, net	5,072	-5,356	12,351	-14,791

Total other expenses, net	-5,558	-7,380	-20,978	-34,282

Profit before income tax	86,158	89,055	297,909	266,257

Income tax expense	-26,336	-21,535	-86,242	-77,468
Profit for the period	59,822	67,520	211,667	188,789

Attributable to:
Equity holders of the parent	60,785	69,267	215,532	192,827
Non-controlling interests	-963	-1,747	-3,865	-4,038
Net income	59,822	67,520	211,667	188,789

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/. per share)	0.11	0.12	0.38	0.33

Consolidated statements of changes in equity
For the years ended December 31, 2015, 2014 and 2013

	Attributable to equity holders of the parent

	Capital stock S/.(000)	Investment shares S/.(000)	Treasury shares S/.(000)	Additional paid-in capital S/.(000)	Legal reserve S/.(000)	Unrealized gain (loss) on available-for-sale investments S/.(000)	Unrealized gain on cash flow hedge S/.(000)	Foreign currency translation reserve S/.(000)	Retained earnings S/.(000)	Total S/.(000)	Non-controlling interests S/.(000)	Total equity S/.(000)

Balance as of January 1, 2013	531,461	50,503	-	558,478	105,221	18,226	-	-1,515	570,878	1,833,252	60,863	1,894,115
Profit for the year	-	-	-	-	-	-	-	-	155,634	155,634	-3,351	152,283
Other comprehensive income	-	-	-	-	-	819	-	1,515	-	2,334	76	2,410
Total comprehensive income	-	-	-	-	-	819	-	1,515	155,634	157,968	-3,275	154,693

Refund of capital in subsidiary to non-controlling interests, note 22 (a)	-	-	-	-	-	-	-	-	-	-	-1,024	-1,024
Appropriation of legal reserve, note 16(e)	-	-	-	-	14,612	-	-	-	-14,612	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	-	-	-58,196	-58,196	-	-58,196
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	-	-		-2,184	-	-	-	-	-	-2,184	2,184	-

Balance as of December 31, 2013	531,461	50,503	-	556,294	119,833	19,045	-	-	653,704	1,930,840	78,630	2,009,470
Profit for the year	-	-	-	-	-	-	-	-	192,827	192,827	-4,038	188,789
Other comprehensive loss	-	-	-	-	-	-18,827	4,926	-	-	-13,901	-	-13,901
Total comprehensive income	-	-	-	-	-	-18,827	4,926	-	192,827	178,926	-4,038	174,888

Appropriation of legal reserve, note 16(e)	-	-	-	-	33,402	-	-	-	-33,402	-	-	-
Terminated dividends, note 16(h)	-	-	-	-	1,670	-	-	-	-	1,670	-	1,670
Dividends, note 16 (h)	-	-	-	-	-	-	-	-	-116,393	-116,393	-	-116,393
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests, note 16(i)	-	-	-	-2,503	-	-	-	-	-	-2,503	2,503	-

Balance as of December 31, 2014	531,461	50,503	-	553,791	154,905	218	4,926	-	696,736	1,992,540	78,145	2,070,685
Profit for the year	-	-	-	-	-	-	-	-	215,532	215,532	-3,865	211,667
Other comprehensive loss	-	-	-	-	-	-229	6,734	-	-	6,505	-	6,505
Total comprehensive income	-	-	-	-	-	-229	6,734	-	215,532	222,037	-3,865	218,172

Appropriation of legal reserve, note 16(e)	-	-	-	-	21,553	-	-	-	-21,553	-	-	-
Acquisition of treasury shares, note 16(c)	-	-	-108,248	-	-	-	-	-	-	-108,248	-	-108,248
Dividends, note 16 (h)	-	-	-	-	-	-	-	-	-162,950	-162,950	-	-162,950
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	-	-	28,475	28,475
Other adjustments of non-controlling interests, note 16(i)	-	-	-	-325	-	-	-	-	-	-325	325	-

Balance as of December 31, 2015	531,461	50,503	-108,248	553,466	176,458	-11	11,660	-	727,765	1,943,054	103,080	2,046,134